USA SUPERIOR ENERGY HOLDINGS, INC.

                          1726 Augusta Drive, Suite 105
                              Houston, Texas 77057

                        (832) 251-3000 Fax (832) 251-9300

                                November 13, 2007



SEC
Attn: Kevin Stertzel
100 F Street N.E., Stop 7010
Washington, D.C. 20549-0405


Re:      USA Superior Energy Holding, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2006
         Filed April 13, 2007
         FIle No. 0-52405

          In response to your comment letter dated September 13, 2007, USA Superionr Energy Holdings, Inc. acknowledges to the SEC that:


          1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

     If you have any questions, please let me know.


                                                  Sincerely,


                                                  /s/ G. Rowland Carey
                                                  ---------------------
                                                  G. Rowland Carey